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                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                       SCHEDULE 13G

                        Under the Securities Exchange Act of 1934
                                     (Amendment No. 3)*

                                     CorVel Corporation
                                      (Name of Issuer)

                                        Common Stock
                              (Title of Class of Securities)

                                         221006109
                                       (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 (Continued on following page(s))


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CUSIP NO.  221006109                    13G


1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CorVel Corporation
       (IRS ID #330282651)

2.     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP(

       Not applicable                             (a)===
                                                  (b)===

3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES

5.     1,025,000 SOLE VOTING POWER(

6.     -0- SHARED VOTING POWER

7.     1,025,000 SOLE VOTING POWER(

8.     -0- SHARED DISPOSITIVE POWER

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,025,000 (1)

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES(

       Not applicable

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       21.9%

12.    TYPE OF REPORTING PERSON(

       CO




(1) Held by ENStar Inc., a whooly owned subsidiary of North Star Universal, Inc.




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                                    SCHEDULE 13G


Item 1(a). Name of Issuer.

     CorVel Corporation

Item 1(b). Address of Issuer's Principal Executive Offices.

     1920 Main Street
     Suite 1090
     Irvine, California 92714

Item 2(a). Name of Person Filing.

     North Star Universal, Inc. for its ownership in the Issuer's shares.

Item 2(b). Address of Principal Business Office.

     North Star Universal, Inc.
     6479 City West Parkway
     Eden Prairie, MN 55344-3246

Item 2(c). Citizenship.

     Oganized in USA

Item 2(d). Title of Class of Securities.

     Common Stock, $.0001 par value per share

Item 2(e). CUSIP Number.

     221006109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

     (a)  [   ] Broker or Dealer registered under Section 15 of the Act
     (b)  [   ] Bank as defined in section 3(a)(6) of the Act
     (c)  [   ] Insurance Company as defined in section 3(a)(19) of the Act
     (d)  [   ] Investment Company registered under section 8 of the
                Investment Advisers Act of 1940
     (e)  [   ] Investment Adviser registered under section 203 of the
                Investment Advisers Act of 1940
     (f)  [   ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act
                of 1974 or Endowment Fund
     (g)  [   ] Parent Holding Company, in accordance with (240.13d-1(b)(ii)(G)

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          (a) Amount beneficially Owned: 1,025,000

          (b) Percent of Class: 21.9%

          (c) Number of Shares as to Which Such Person has:

              (i) sole power to vote or to direct the vote: 1,025,000

              (ii) shared power to vote or to direct the vote: -0-

              (iii) sole power to dispose or to direct the disposition of
                    1,025,000

              (iv) shared power to dispose or to direct the disposition of
                   -0-

          North Star Universal, Inc. ("North Star") filed a Schedule 13G with respect to its beneficial ownership of 1,575,000 shares (as of December
     31, 1991) of Fortis Corporation on or about February 14, 1992. Fortis Corporation subsequently changed its name to CorVel Corporation ("CorVel").

          On February 9, 1996, North Star filed Amendment 1 to its Schedule 13G to reflect a decrease in the number of CorVel shares it owns from 1,575,000 to 1,225,000.

          On December 3, 1996, North Star filed Amendment 2 to its Schedule 13G to reflect the transfer of the CorVel shares from North Star to ENStar Inc. ("ENStar"), a wholly owned subsidiary of North Star. After the transfer, North Star continued to have full beneficial ownership of the CorVel shares.

          This Amendment 3 to North Star's Schedule 13G is filed to reflect the sale to CorVel of 200,000 shares of CorVel stock by North Star through ENStar, its wholly owned subsidiary on January 24, 1996. After the sale, North Star continues to own 21.9% of CorVel's outstanding common stock.

ITEM 5.     Ownership of Five Percent of Less of a Class

            Not applicable

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            These shares being reported by North Star Universal, Inc. are owned by ENStar Inc., a wholly subsidiary of North Star Universal, Inc.

ITEM 8.     Identification and Classification of Members of the Group.

ITEM 9.     Notice of Dissolution of Group

            Not applicable

ITEm 10.    Certification
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     By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1997



                                    by/s/Peter E. Flynn
                                    -------------------
                                    Peter E. Flynn
                                    Executive Vice President
                                    and Chief Financial Officer